THIRD AMENDMENT TO PURCHASE AGREEMENT

This THIRD AMENDMENT TO PURCHASE AGREEMENT (“Amendment”) is entered into as of February 10, 2012 (“Amendment Effective Date”), by and between FF REALTY LLC, a Delaware limited liability company (“Buyer”), and IMATION CORP., a Delaware corporation (“Seller”), with reference to the facts set forth in the Recitals below.

RECITALS

A.Buyer and Seller are parties to a Purchase Agreement dated October 5, 2011, as amended January 5, 2012 and January 31, 2012 (collectively, “Purchase Agreement”) for the purchase and sale of certain Property defined therein. The transaction contemplated by the Purchase Agreement is the subject of Escrow No. 11-61104361-LLH with Chicago Title Company (“Title Company”).
B.Buyer has completed its due diligence investigations relative to the physical and environmental condition of and title to the Property with the exception of certain geotechnical fieldwork and testing (collectively, “Geotechnical Investigation”), which Buyer intends to complete on or prior to the Geotechnical Outside Date (as defined below).
C.Buyer and Seller desire to amend the Purchase Agreement to extend the Property Approval Period with respect to the Geotechnical Investigation and to make certain additional modifications, as more fully provided below in this Amendment.
AGREEMENT
NOW, THEREFORE, in consideration of the mutual covenants set forth in this Amendment and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Buyer and Seller hereby amend the Purchase Agreement as follows:
1.Due Diligence Investigation. Buyer hereby waives its right to terminate the Agreement pursuant to Section 1.2(a) of the Purchase Agreement based on due diligence investigations completed by Buyer during the Property Approval Period (subject to the remaining terms and conditions of the Purchase Agreement); provided, however, that the “Property Approval Period” with respect to completion of the Geotechnical Investigation is extended through and until 5:00 p.m. (Pacific time) on March 16, 2012 (“Geotechnical Outside Date”). In the event that Buyer is satisfied with the results of the Geotechnical Investigation in its sole and absolute discretion, Buyer shall deliver Buyer's Notice to Proceed (as defined in Section 1.2(a)) to Seller on or prior to 5:00 p.m. (Pacific time) on the Geotechnical Outside Date. In the event that Buyer fails to deliver Buyer's Notice to Proceed or otherwise terminates the Purchase Agreement based on the results of the Geotechnical Investigation on or prior to the Geotechnical Outside Date, then the Purchase Agreement shall terminate as of the Geotechnical Outside Date or at the time of the termination notice, as applicable, in which event the Initial Deposit, less the sum of the first Deposit Release and the second Deposit Release, if applicable, and the cost of canceling the escrow charged by the Title Company, shall be returned to Buyer within three (3) business days following the effective date of termination and neither party shall have any further liability to the other.
2.Deposit Releases. Notwithstanding any provision of the Purchase Agreement to the contrary, the first Deposit Release (i.e., $10,245) shall be released to Seller by the Title Company on February 10, 2012. Provided that Buyer has not terminated the Purchase Agreement pursuant to Section 1 above, the release of additional Deposit Releases shall commence on March 1, 2012 pursuant to Section 2.2 of the Purchase Agreement.

3.Closing Date. Notwithstanding any provision of Section 7.1 or any other provision of the Purchase Agreement to the contrary, if the Project Entitlements (as defined in Section 1.2(g) of the Purchase Agreement) have not been approved by the City of Camarillo on or prior to February 5, 2013, then Buyer shall have the right (but not the obligation) to extend the Closing Date for up to three additional periods of ninety (90) days each (i.e., for up to an additional two hundred seventy (270) days following February 15, 2013)

(each, a “Closing Extension”) on the following terms and conditions. Buyer may exercise each Closing Extension by delivering notice thereof to Seller not less than five (5) days prior to the then applicable Closing Date and concurrently depositing with the Title Company the sum of $125,000 in immediately available funds for each Closing Extension (each, a “Closing Extension Deposit”). Buyer and Seller hereby irrevocably authorize and instruct the Title Company to release each Closing Extension Deposit to Seller upon receipt thereof by the Title Company. When released, each applicable Closing Extension Deposit shall (i) constitute a component of the Deposits for purposes of Section 7.6 of the Purchase Agreement; (ii) be applied to the Purchase Price at the Closing; and (iii) be non-refundable to Buyer, unless the Purchase Agreement is terminated (A) pursuant to Section 5.2 of the Purchase Agreement, or (B) due to a Seller default under the Purchase Agreement. Notwithstanding the foregoing or any other provision of the Purchase Agreement to the contrary, however, a portion of the Closing Extension Deposit equal to the sum of $62,500 (i.e., 50% of each applicable Closing Extension Deposit) for the first Closing Extension and the second Closing Extension shall be refunded by Seller to Buyer in the event that the Purchase Agreement is terminated due to a failure of a condition provided in Section 6.2(b), (c) or (d).
4.Full Force and Effect. Except as specifically amended hereby, the Purchase Agreement is not amended and shall continue in full force and effect in accordance with its terms. Any capitalized term not otherwise defined herein shall have the same meaning as set forth in the Purchase Agreement. In the event of any conflict between the provisions of this Amendment and the provisions of the Purchase Agreement, the provisions of this Amendment shall control and be superseding.
5.Counterparts. This Amendment may be executed by the parties hereto in any number of counterparts, each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute one and the same instrument.
IN WITNESS WHEREOF, the parties hereto have executed this Amendment as of the Amendment Effective Date.

BUYER:	SELLER:
FF Realty LLC, a Delaware limited liability company	IMATION CORP., a Delaware corporation
By: _____________________________ Name: ___________________________ Title: ____________________________	By: ___________________________ Name: Paul R. Zeller_____________ Title: Senior VP and CFO__________

ACKNOWLEDGED BY TITLE COMPANY
This 10th day of February, 2012:

CHICAGO TITLE COMPANY

By:
Linda Hamilton,
Senior Escrow Officer